Exhibit 99.1

RoyaLand (RLNDF) Shares Closer Look at Palazzo Chronicles, its

Match-3 Game of Inheritance, Mystery, and Restoration

Naples, Italy and Hamilton, Bermuda – October 20, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games and growing its Italian professional football club Savoia 1908 FC, today provided new details on Palazzo Chronicles, a free-to-play mobile game that blends match-3 puzzles with castle and garden building. Taking place in the fictional Contea di Lunalba in Piedmont during the reunification of Italy, the game follows Adelaide, heir to the county and castle of Count Lunalba, as she takes on the restoration of her family’s ruined home. The game is expected to launch on iOS and Android in Q4 2026.

Inherit a Ruin. Rebuild a Legacy.

Adelaide, granddaughter of Count Lunalba, arrives at the family castle after a long journey, a letter from her grandfather in hand. He has left her the county and the castle. What she finds is a ruin, picked clean by her cousin, Barone Enrico, and abandoned by nearly everyone who once lived there. Adelaide has one advantage: a gift she has kept hidden, the same one that saw her sent away as a child and can now help her bring the castle back.

A Household Worth Rebuilding

Around Adelaide gathers a household of unlikely allies: an old steward who nearly walked out, a maid who once served the lord of the castle, a knight bound by a sworn oath, and, of course, a stray cat. Beneath the dust sits a secret half a century old, and the one man who witnessed it has kept quiet ever since. Players will have to uncover the rest for themselves.

Work-in-progress image. Subject to change prior to launch.

Work-in-progress image. Subject to change prior to launch.

Work-in-progress image. Subject to change prior to launch.

Work-in-progress image. Subject to change prior to launch.

Work-in-progress image. Subject to change prior to launch.

Match, Combine, Rebuild

At its core, Palazzo Chronicles is a full match-3 puzzle game, with boosters and combos that reward clever gameplay. Those puzzles sit alongside a castle and garden decoration system that puts creative control in the player’s hands, from the great halls to the grounds outside. A cast of characters keeps the journey moving.

A Mystery in Many Chapters

The story unfolds across a series of chapters. Each one restores another part of the castle and deepens the mystery along the way. Restoring the castle is the heart of Adelaide’s inheritance, and the full story is waiting for players at launch.

A Setting Steeped in History

The Contea di Lunalba may be fictional, but the world around it is real. The game unfolds in Piedmont during the 19th-century movement that reunified Italy, marking an era of change and reinvention that makes a fitting backdrop for a story about rebuilding.

Palazzo Chronicles is supported by in-game advertising and will be available in Italian and English. Its features, content, and launch timing remain subject to change.

Where the Puzzle Meets the Story

“Match-3 is one of the most familiar and widely played formats in mobile gaming. Combining that with the concept of restoring a castle one room at a time happens to be a perfect fit for our royalty-themed mobile game series. In Palazzo Chronicles every cleared board puts a room back together, and every restored room gives Adelaide back a piece of her grandfather. The puzzle and the story advance on the same action. That was the premise we started from, and it is the whole reason the game works.”

-	Soheil Raissi, Chief Technology Officer of RoyaLand.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company's founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families' first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land
www.TheRoyal.Land

5